

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

Via E-Mail
Mr. John R. McPherson
Chief Financial Officer
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, AL 35242

     Re: Vulcan Materials Company
              Form 10-K for the Year Ended December 31, 2013
              Filed February 26, 2014
              File No. 001-33841

Dear Mr. McPherson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Financial Statements

Notes to Consolidated Financial Statements, page 57

Note 21: Subsequent Events, page 104

1.   We note that you entered into an agreement on January 23, 2014 to sell your cement and concrete businesses in Florida to Cementos Argos for gross cash proceeds of $720,000,000 and that in conjunction with the sale you also entered into a supply agreement to continue to provide aggregates to the divested operation for a period of 20 years. We understand that you are not reporting the dispositions of these businesses as discontinued operations due to your continuing involvement through the supply agreement. Please provide a detail analysis that supports your view that the conditions to

present the results of the disposed components as discontinued operations have not been met. Your analysis should include an evaluation of the significance of the continuing cash flows and the extent of your continuing involvement in the operations of the cement and concrete businesses after the disposal transaction. Refer to FASB ASC paragraph 205-20-45-1 and Section 205-20-55.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining